                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                    FOR THE PLAN YEAR ENDED DECEMBER 31, 2001


                           COMMISSION FILE NO: 1-9223

                       SERVICE MERCHANDISE COMPANY, INC.
                          SAVINGS AND INVESTMENT PLAN

                       SERVICE MERCHANDISE COMPANY, INC.
                P.O. BOX 24600, NASHVILLE, TENNESSEE 37202-4600
                               (MAILING ADDRESS)

           7100 SERVICE MERCHANDISE DRIVE, BRENTWOOD, TENNESSEE 37027
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   DECEMBER 31, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                          2

   Statements of Changes in Net Assets Available for Benefits               3

   Notes to Financial Statements                                          4 - 8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

   Schedule of Assets (Held at End of Year)                                 9




NOTE: Other schedules not included have been omitted as they are not applicable.

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
Service Merchandise Company, Inc.
  Savings and Investment Plan
Brentwood, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Service Merchandise Company, Inc. Savings and Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP


Nashville, Tennessee
May 24, 2002

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                             2001           2000
ASSETS:
  Cash                                                    $   298,054    $        --
  Investments, at fair value:
    Shares of mutual funds                                 54,908,262     59,266,151
    Shares of Service Merchandise Company, Inc. common
      stock                                                    15,583         72,400
    Participant notes receivable                            1,427,803      2,307,450
                                                          -----------    -----------

        Total investments                                  56,351,648     61,646,001
                                                          -----------    -----------

  Receivables:
    Participants' contributions                                91,831        178,437
    Interest                                                    2,502          6,869
    Due from brokers                                          170,921             --
                                                          -----------    -----------
        Total receivables                                     265,254        185,306
                                                          -----------    -----------

            Total assets                                   56,914,956     61,831,307
                                                          -----------    -----------

LIABILITIES:
  Payable to participants                                      45,416         81,189
  Due to brokers                                              226,898             --
                                                          -----------    -----------

            Total liabilities                                 272,314         81,189
                                                          -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                         $56,642,642    $61,750,118
                                                          ===========    ===========


The accompanying notes are an integral part of these financial statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                         2001               2000

Additions to net assets attributed to:
  Investment income (loss):
    Net depreciation in fair value of investments    $ (2,614,711)    $ (1,763,833)
    Dividends and interest                              2,273,375        5,695,688
                                                     ------------     ------------
                                                         (341,336)       3,931,855
                                                      ------------    ------------

  Participants' contributions                           2,984,614        4,919,275
  Rollover from Restated Retirement Plan                5,150,132               --
                                                     ------------     ------------
        Total additions                                 7,793,410        8,851,130
                                                     ------------     ------------

Deductions from net assets attributed to:
  Benefits paid to participants                        12,878,729       14,003,332
  Administrative expenses                                  22,157           91,060
                                                     ------------     ------------
        Total deductions                               12,900,886       14,094,392
                                                     ------------     ------------

Net decrease                                           (5,107,476)      (5,243,262)

Net assets available for benefits:
  Beginning of year                                    61,750,118       66,993,380
                                                     ------------     ------------
  End of year                                        $ 56,642,642     $ 61,750,118
                                                     ============     ============


The accompanying notes are an integral part of these financial statements.

SERVICE MERCHANDISE COMPANY, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The Service Merchandise Company, Inc. Savings and Investment Plan (the "Plan") is a qualified defined contribution plan under sections 401(a) and 401(k) of the Internal Revenue Code covering eligible associates of Service Merchandise Company, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      On March 27, 1999, the Company filed a voluntary petition for reorganization under Chapter 11 of title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court seeking court supervision of the Company's restructuring efforts. On January 4, 2002, the Company announced plans for full liquidation and wind-down of the Company. Although the Company has not announced termination of the Plan, upon termination, plan assets will be distributed in accordance with Bankruptcy Court rulings. Under the proposed plan, the Company's existing common stock is highly speculative and believed to be worthless.

      The following brief description of the Plan is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      ELIGIBILITY - All associates are eligible upon completing one year of qualified service, as defined in the Plan document, and reaching a minimum age of 21.

      CONTRIBUTIONS - Associates may contribute through salary deferral from 1% to 15% of their annual pretax salary up to the maximum amount allowed by law. The Plan provides for a matching contribution to be made by the Company based on the ratio of "net profit," as defined, to net sales of the Company for the fiscal year corresponding with the previous Plan year. "Net profit" is defined as the Company's net profit 1) excluding any additional interest and expenses attributable to the Company's 1989 recapitalization, 2) excluding the provision for income taxes and any extraordinary items, and 3) excluding the pretax charge for restructuring costs taken in the first quarter of 1997 pursuant to a business restructuring plan adopted on March 25, 1997.

           NET PROFIT AS A PERCENTAGE OF COMPANY
            SALES FOR FISCAL YEAR CORRESPONDING                   EMPLOYER MATCH
                  WITH PREVIOUS PLAN YEAR                           PERCENTAGE
           -------------------------------------                  --------------
                            0%                                            0%
             Greater than 0% but less than 1%                            10%
                1% or more but less than 2%                              20%
                2% or more but less than 3%                              30%
                3% or more but less than 4%                              40%
                        4% or more                                       50%

      The Company's maximum matching contribution is limited to the first 6% of a participant's compensation, as defined in the Plan. In accordance with the aforementioned calculation, the Company's matching contribution was 0% for the 2001 and 2000 Plan years.

      VESTING - Participants are immediately 100% vested in all associate and Company contributions.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and the Company's matching contribution. Plan earnings are allocated based on the participant's pro-rata share of each investment fund.

      INVESTMENT OPTIONS - Under the Plan, participants have a variety of investment options available. At December 31, 2001, the mutual fund options are products of various fund families.

      Participants may invest their account in minimum whole increments of 1%. On March 18, 1999, the Plan was amended to remove the Company's common stock as an investment option for future contributions or changes in participant investment elections. Currently, participants may invest their account in any of the following investment options:

         EuroPacific Growth Fund consisting, according to the fund's prospectus, of investments primarily in stocks of issuers located in Europe and the Pacific Basin.

         The Growth Fund of America consisting, according to the fund's prospectus, of investments primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

         The New Economy Fund consisting, according to the fund's prospectus, of investments primarily in stocks of companies in the services and information area of the global economy.

         The New Perspective Fund consisting, according to the fund's prospectus, of investments primarily in common stocks, including growth-oriented stocks, on a global basis to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships.

         AIM Aggressive Growth Fund A consisting, according to the fund's prospectus, of investments primarily in common stocks of small and medium-sized companies whose earnings are expected to grow more than 15% per year.

         Invesco S&P 500 Index Fund seeking, according to the fund's prospectus, price performance and income comparable to the Standard & Poor's 500 Composite Stock Price Index by investing in stocks that make up the index, in approximately the same proportions.

         Liberty Acorn Fund A consisting, according to the fund's prospectus, of investments primarily in stocks of small and medium-sized companies with market capitalizations of less than $2 billion.

         Fundamental Investors Fund consisting, according to the fund's prospectus, of investments primarily in common stocks of large, established companies that offer growth potential at reasonable prices.

         Van Kampen Comstock Fund A consisting, according to the fund's prospectus, of investments primarily in equity securities, including common stocks, preferred stocks, and securities convertible into common and preferred stocks.

         American Balanced Fund consisting, according to the fund's prospectus, of investments primarily in a broad range of securities, including stocks and bonds.

         American High-Income Trust consisting, according to the fund's prospectus, of investments primarily in a broad range of lower quality, higher yielding debt securities that also provide an opportunity to increase in value.

         The Bond Fund of America consisting, according to the fund's prospectus, primarily of bonds rated A or better.

         The Cash Management Trust of America consisting, according to the fund's prospectus, of investments primarily in high quality money market instruments such as commercial paper and commercial bank obligations.

      Earnings from the funds, consisting primarily of interest and dividends, are automatically reinvested in their respective fund.

      At December 31, 2001, there was a total of 2,370 participants in the Plan.

      LOANS TO PARTICIPANTS - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balances. Loan transactions are treated as a transfer to
      (from) the investment fund and (from) to the Participant Loan Account. The loans are secured by the participant's account and bear interest at a rate on the date of loan origination which is comparable to the interest rate charged by lending institutions for loans made under similar circumstances as determined by the Plan trustee. Interest rates on outstanding participant loans ranged from 7.0% to 12.5% at December 31, 2001 and from 7.0% to 12.0% at December 31, 2000. Principal and interest are paid ratably through weekly payroll deductions. Loan repayment periods generally range from one to five years. At December 31, 2001, 373 participants had loans outstanding from the Plan.

      PAYMENT OF BENEFITS - Upon termination of employment prior to retirement, all participant balances less than $5,000 are distributed in a lump-sum amount. Balances $5,000 and above may, at the participant's option, be distributed in a lump-sum or held until retirement. Upon becoming permanently and totally disabled or upon normal retirement, the participant has the option of receiving his or her balance as a lump-sum, in installments, or as a combination. Distributions upon the death of a participant are paid in a lump-sum amount.

      As of December 31, 2001 and 2000, net assets available for benefits included $1,640,738 and $1,865,931, respectively, due to participants who have withdrawn from participation in the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The Plan's financial statements are prepared under the accrual method of accounting.

      INVESTMENTS are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its quoted market price at year-end. Participant notes receivable are valued at cost which approximates fair value.

      PAYMENTS OF BENEFITS - Benefits are recorded when paid.

      NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS includes both realized and unrealized (depreciation) appreciation.

      ROLLOVER FROM RESTATED RETIREMENT PLAN - During 2001, the Company terminated its defined benefit plan, the Service Merchandise Restated Retirement Plan. Participants of the defined benefit plan could elect to transfer their distributions from the terminating plan to the Plan. As a result, the Plan received $5,150,132 in rollover contributions from the defined benefit plan in 2001.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      ACCOUNTING PRONOUNCEMENT - The Plan adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. SFAS No. 133, as amended by SFAS No. 138, requires the recognition of all derivatives on the balance sheet as either assets or liabilities measured at fair value. Derivatives that do not qualify for hedge accounting must be adjusted to fair value through income. The adoption of SFAS No. 133 did not have a material impact on the financial statements of the Plan.

3.    RELATED PARTY TRANSACTIONS

      The Plan is administered by the Employee Benefit Plan Committee appointed by the Company's Board of Directors. T. Rowe Price served as the trustee and investment manager through November 23, 2001. As of that date, the Plan was transitioned to Reliance Trust Company, who serves as trustee, and DailyAccess.com, who serves as investment manager as of December 31, 2001. Fees paid to the trustee and investment managers by Plan participants amounted to $22,157 and $91,060 for the years ended December 31, 2001 and 2000, respectively.

4.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan assets will be distributed, if permissible, or transferred for the benefit of participants in relation to their vested account balances. See Note 1.

5.    TAX STATUS

      The Plan has received a determination letter dated September 5, 1996 indicating it is qualified under Section 401(a) and meets the additional requirements of section 401(k) of the Internal Revenue Code ("IRC") and that the related trust is exempt from federal income tax under Section 501(a) of the Internal Revenue Code. Although the Plan has been amended since the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2001 and 2000:

                                                                 2001               2000
          T. Rowe Price Equity Income Fund                    $               $17,628,806
          T. Rowe Price U.S. Treasury Fund                                     10,874,647
          T. Rowe Price Spectrum Growth Fund                                    9,894,498
          T. Rowe Price New Income Fund                                         6,479,224
          T. Rowe Price Balanced Fund                                           5,027,076
          T. Rowe Price Capital Appreciation Fund                               4,792,461
          T. Rowe Price New Horizons Fund                                       3,693,622
          American Funds American Balanced Fund                 4,766,902
          American Funds Bond Fund of America                   6,773,406
          American Funds Cash Management Trust of America      10,727,911
          American Funds Fundamental Investors Fund             7,702,169
          American Funds Growth Fund of America                 5,274,172
          Liberty Acorn Fund A                                  3,332,148
          Van Kampen Comstock Fund A                           15,616,314



                                     ******

SERVICE MERCHANDISE COMPANY, INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

   (a)                  (b)                                          (c)                               (d)+              (e)

                                                            DESCRIPTION OF INVESTMENT
            IDENTITY OF ISSUE, BORROWER,           INCLUDING MATURITY DATE, RATE OF INTEREST,                           CURRENT
              LESSOR, OR SIMILAR PARTY                 COLLATERAL, PAR OR MATURITY VALUE                COST             VALUE
            ----------------------------           ------------------------------------------           ----             -----
          AIM Advisors                             AIM Aggressive Growth Fund A                                       $    36,639

          American Funds                           American Balanced Fund                                               4,766,902

          American Funds                           American High-Income Trust Fund                                          5,081

          American Funds                           Bond Fund of America                                                 6,773,406

          American Funds                           Cash Management Trust of America                                    10,727,911

          American Funds                           EuroPacific Growth Fund                                                646,018

          American Funds                           Fundamental Investors Fund                                           7,702,169

          American Funds                           Growth Fund of America                                               5,274,172

          Invesco Funds Group                      Invesco S&P 500 Index Fund                                               1,151

          Liberty Wanger Asset Management          Liberty Acorn Fund A                                                 3,332,148

          American Funds                           New Perspective Fund                                                     3,120

          American Funds                           The New Economy Fund                                                    23,231

          Van Kampen Asset Management              Van Kampen Comstock Fund A                                          15,616,314

    *     Service Merchandise Company, Inc.        Common stock - $.50 par value                                           15,583

          Participant notes receivable             Interest rates ranging from 7.0% to 12.5%                            1,427,803
                                                                                                                      -----------
                Total investments                                                                                     $56,351,648
                                                                                                                      ===========


*Represents party-in-interest.

+Cost information is omitted as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           SERVICE MERCHANDISE
                                           COMPANY, INC.


Date: June 28, 2002                        /s/ C. Steven Moore
                                           ----------------------------------
                                           C. Steven Moore
                                           Committee Member


Date: June 28, 2002                        /s/ Michael E. Hogrefe
                                           ----------------------------------
                                           Michael E. Hogrefe
                                           Committee Member


Date: June 28, 2002                        /s/ Doris Meador
                                           ----------------------------------
                                           Doris Meador
                                           Authorized Agent for the Committee

                                 EXHIBIT INDEX


Exhibit No.     Description                           Submission Media
-----------     --------------------------------      ----------------
Ex 23           Consent of Deloitte & Touche LLP,     Electronic
                Independent Public Accountants,
                dated June 28, 2002